Exhibit 8.1

LIST OF SUBSIDIARIES

NAME OF ENTITY	JURISDICTION OF INCORPORATION
Chunghwa International Yellow Pages Corporation	Taiwan

Chief Telecom Inc.	Taiwan

Unigate Telecom Inc.	Taiwan

Chief Telecom (Hong Kong) Limited	Hong Kong

New Prospect Investment Holdings Ltd.	British Virgin Islands

Prime Asia Investments Group Ltd.	British Virgin Islands